AH
11-3-2003



03052367

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES & EXCHANGE COMMISSION RECEIVED FEB 27 2003 MIDWEST REGIONAL OFFICE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OCT 10 2003

SEC FILE NUMBER
8-24674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FT. Washington Brokerage Services, Inc.
DBA \ FORT WASHINGTON BROKERAGE SERVICES, Inc.

OFFICIAL USE ONLY
31-08465676
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 EAST FOURTH STREET SUITE 300
(No. and Street)

CINCINNATI, OHIO 45202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRIE A. WIEDENHEFT (513)362-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1300 CHIQUITA CENTER CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

******Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERRIE A. WIEDENHEFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORT WASHINGTON BROKERAGE SERVICES, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J. HARLEY
Notary Public, State of Ohio
My Commission Expires 12-5-05
Recorded in Clermont County

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 27 2003
MIDWEST REGIONAL OFFICE

Fort Washington Brokerage Services

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents



Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Report of Independent Auditors

Board of Directors
Fort Washington Brokerage Services

We have audited the accompanying statement of financial condition of Fort Washington Brokerage Services, an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Washington Brokerage Services at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 24, 2003

Fort Washington Brokerage Services

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents (including investments in affiliated mutual funds of $1,268,819)	$ 1,857,166
Affiliated accounts receivable	8,301
Unaffiliated accounts receivable	89,900
Federal income tax receivable from affiliate	655
Deposit with clearing broker	50,000
Software licensing fees (net of accumulated amortization of $83,079)	38,646
Prepaid expenses	104,208
Total assets	$ 2,148,876
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 145,861
Payable to related parties	95,473
Deferred taxes payable	4,599
Deferred revenue	35,787
Total liabilities	281,720
Stockholder's equity:	
Common stock, no par value; 500 shares authorized, 150 shares issued and outstanding	10,000
Contributed capital	2,132,353
Accumulated deficit	(275,197)
Total stockholder's equity	1,867,156
Total liabilities and stockholder's equity	$ 2,148,876

See accompanying notes.

Fort Washington Brokerage Services

Statement of Operations

Year ended December 31, 2002

Revenue	
Commissions	$ 866,040
Management service fees from affiliates	920,256
Interest and dividends	15,744
Total revenue	1,802,040
Expenses	
Employee compensation and benefits	680,753
Shared services expenses	228,848
Selling, general and administrative	397,666
Commission, execution and clearance fees	382,888
Professional fees	20,978
Occupancy	55,034
Depreciation expense	34,360
Total expenses	1,800,527
Income before provision for income taxes	1,513
Deferred tax expense	(4,599)
Current tax benefit	3,086
Net income	$ -

See accompanying notes.

Fort Washington Brokerage Services

Statement of Changes in Stockholder's Equity

December 31, 2002

	Common Stock	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - December 31, 2001	$ 10,000	$ 2,132,353	$ (275,197)	$ 1,867,156
Net income	-	-	-	-
Balance - December 31, 2002	**$ 10,000**	**$ 2,132,353**	**$ (275,197)**	**$ 1,867,156**

See accompanying notes.

Fort Washington Brokerage Services

Statement of Cash Flows

Year ended December 31, 2002

Cash flows used in operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	34,360
Changes in operating assets and liabilities:	
Affiliated accounts receivable	62,052
Unaffiliated accounts receivable	(6,993)
Federal tax receivable	1,611
Prepaid expenses and other assets	(33,978)
Accounts payable and accrued expenses	7,845
Payable to related parties	(43,489)
Deferred tax payable	4,599
Deferred revenue	(244,094)
Net cash used in operating activities	(218,087)
Cash flows used in investing activities	
Purchase of equipment	(39,750)
Net decrease in cash and cash equivalents	(257,837)
Cash and cash equivalents at beginning of year	2,115,003
Cash and cash equivalents at end of year	$ 1,857,166

See accompanying notes.

Fort Washington Brokerage Services

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

Fort Washington Brokerage Services, Inc., (the "Company") is an Ohio corporation and a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

The Company is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). 100% of the Company's revenues are generated through affiliated transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and investments in money market funds. At December 31, 2002, the Company had deposited funds of $50,000 with an unrelated clearing firm.

Commission Income

Commission income is recognized for distribution related services when investment contracts are executed and recognized on securities transactions based on the trade date.

Depreciable Assets

Depreciable assets are recorded at cost and are depreciated on a straight-line basis, using an estimated life of five years. Software licensing fees are recorded at cost and are amortized on a straight-line basis, using an estimated useful life of three years.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company shall be available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $4,697 for income taxes in the current year. The amount of taxes current and receivable from WSLIC as of December 31, 2002 was $655.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated mutual funds totaled $1,268,819 as of December 31, 2002. Dividend income generated on these investments totaled $10,139 for the year ended December 31, 2002.

The Company participates in a management service arrangement with affiliates whereby it receives revenue for services provided and pays expenses for services received from affiliates. During 2002, the Company recognized $1,009,094 in revenue for services provided and incurred $88,838 in expenses under this arrangement. Additionally the Company has recorded $35,787 of deferred revenue relating to cash received that has not been earned as of December 31, 2002 under this arrangement. Such revenues are generally set at an amount that allows the Company to break even.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred expenses of $228,848 for services provided by affiliates for the year ended December 31, 2002.

The Company receives commissions processing services from an affiliated broker dealer. Expenses incurred related to these services in 2002 were $57,535.

4. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan) which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company amounted to $5,975 for the year ended December 31, 2002.

4. Pension Plans (continued)

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan, established on January 1, 1992, to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company, who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company amounted to $29,955 for the year ended December 31, 2002.

5. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the "Rule"), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule.

At December 31, 2002, the Company's net capital, as defined, was $1,606,685 which was $1,356,685 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was .18 to 1.

6. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Supplementary Information

Fort Washington Brokerage Services
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2002

	Computation of net capital	
1	Stockholder's Equity	$ 1,867,156
	Less non-allowable assets:	
2	Other receivables	92,241
3	Prepaid assets	104,208
4	Software licensing fees, net	38,646
5	Haircuts on securities held	25,376
6	Net capital	$ 1,606,685
	Computation of aggregate indebtedness	
7	Total aggregate indebtedness liabilities from balance sheet	$ 281,720
8	Add drafts for immediate credit	-
9	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)	-
10	Total aggregate indebtedness	$ 281,720
	Computation of basic net capital requirement	
11	Minimum net capital required (6 2/3% of line 10)	18,780
12	Minimum net capital required of reporting broker	250,000
13	Net capital requirement (greater of line 11 or 12)	250,000
14	Excess net capital (line 6 less line 13)	1,356,685
15	Excess net capital at 1000% (line 6 less 10% of line 10)	1,578,513
	Computation of aggregate indebtedness to net capital	
16	Percentage of aggregate indebtedness to net capital (line 10/line 6)	18%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 FOCUS filing.

Exhibit

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Exhibit A

Fort Washington Brokerage Services

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
Fort Washington Brokerage Services

In planning and performing our audit of the financial statements and supplemental schedule of Fort Washington Brokerage Services (the "Copany"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 24, 2003